Exhibit 99.1

Loan Agreement

THIS LOAN AGREEMENT (the “Agreement”) is dated July 6th, 2009 and entered into

BETWEEN

YAMALCO Investments Limited, a company organized under the laws of Cyprus, having its head office at Agiou Nicolaou 41-49, Nemeli Court, Block 3rd floor, Egkomi, P.C. 2408, Nicosia, Cyprus (hereinafter referred to as “the “Lender”) on the one part;

and

Young Energy Prize S.A a company organized under the laws of the Grand Duchy of Luxembourg, having its head office at 7, rue Thomas Edison, L-1445 Strassen, Grand Duchy of Luxembourg and registered in Luxembourg under number B111776 (the “Borrower” or the “Company”) on the other part;

WHEREBY IT IS AGREED as follows:

1.	Loan amount
Subject to the conditions specified herein, the Borrower is entitled to borrow from the Lender, at any time between the Effective Date and July 6th, 2012, a maximum aggregate amount of  5.000.000,00 EUR (five million Euros) (the “Loan”).

2.	Term
This Agreement shall enter into force on July, 6th 2009 (“Effective Date”) and expire when all the sums due under this Agreement have been fully repaid to the Lender by the Company.

3.	Repayment conditions
In consideration of the Lender lending the Loan for a period expiring at the latest on July 6th, 2012 (“Repayment Date”), the Company covenants and undertakes to repay the Loan and Interests as specified in section 4 of this Agreement, to the Lender at the latest on the Repayment Date or on any earlier date on which the Loan may become repayable pursuant to this Agreement.
The Loan, the Interests and, if applicable, the late interests due under this Agreement shall be repaid pursuant to this Agreement using Lender’s bank account information as follows:
Bank : Credit Suisse Zurich – Paradeplatz 8, 8001 Zurich
IBAN : CH97 0483 5089 8645 5200 0

4.	Interests
Interests (“Interests”) shall accrue on the Loan amount at the annual interest percentage rate of 4,5%. The outstanding and unpaid Interests will be automatically added to outstanding principal amount and will bear interest at a similar rate from the date said Interests become due until their full repayment.

In addition, if the Company shall fail to repay the Loan in full on the Repayment Date, or to make any repayment of the whole or any part of the Loan on any date on which the same may become payable pursuant to this Agreement, late payment interest shall be charged without prior formal notice on any sum due under this Agreement that remains unpaid on the Repayment Date at the LIBOR rate, as set from time to time.  This late payment interest shall, without further notice of any kind and without prejudice to the Lender’s other rights, automatically run from the date the sums fall due until the day that payment is actually made.

5.	Early repayment
The right is reserved to the Company to repay to the Lender the whole or any part of the Loan prior to the Repayment Date upon giving the Lender 7 (seven) days' written notice of its intention to make repayment and of the amount so to be repaid, such amount then becoming repayable on the date so specified for repayment. In case of early repayment, Interests shall be calculated on the date of actual repayment.

6.	Termination
The following shall constitute a termination event:

a)	a sum owed by the Borrower under the terms of this Agreement and that remains unpaid on the due date for any reason whatsoever;

b)
the Borrower fails to fulfil another obligation arising from this Agreement and fails to remedy the situation within thirty days of receipt of a registered letter sent by the Lender notifying the Borrower of this failure;

c)	it becomes illegal or impossible for whatever reason for the Borrower to comply with or fulfil one of its obligations arising from this Agreement;

d)
in the event of any third party actions against the Borrower or involving a guarantee that it has provided, or a protest for non-payment, and in general in the event of deeds, facts, or events that might cast doubt upon the Borrower’s solvency such as, for example, insolvency, declaration of bankruptcy, dissolution;

e)	in the event of deeds, facts or events that might have adverse consequences on the Borrower’s overall financial position.

In the event that any of the aforementioned events occurs, the Lender shall immediately send the Borrower a written notice stating that this Agreement has been terminated.  The amount of the Loan, the Interests and any other sums due under the terms of this Agreement shall, without the performance of any further formalities, then become immediately due.

7.	Loan assignment
The Borrower is not entitled to assign the benefit of this Agreement.

8.	Miscellaneous
This Agreement may only be amended in writing by both Parties. Subsequent amendments shall form an integral part of this Agreement and shall be subject to all the provisions that govern it.

The invalidity of one or more provisions shall have no influence on the validity of other provisions or on the Agreement as a whole.  In the event that one or more provisions is/are invalid, the Parties shall cooperate in drawing up a provision that shall have the same economic and legal effect as the provision that has been cancelled.

9.	Governing law
The present Agreement is governed by the laws of the Grand-Duchy of Luxembourg and any matter of dispute shall be brought before the courts of the district of Luxembourg.

The Parties hereto have executed the Agreement on the day and year first above written.

Yamalco Investments Ltd
By :
Title :

Young Energy Prize SA
By:
Title: